Exhibit 99(a)

Cliffs Natural Resources Inc. and Subsidiaries

Schedule II — Valuation and Qualifying Accounts

(Dollars in Millions)

		Additions
Classification	Balance at Beginning of Year	Charged to Cost and Expenses	Charged to Other Accounts	Acquisition	Deductions	Balance at End of Year
Year Ended December 31, 2008:
Deferred Tax Valuation Allowance	$26.3	$9.5	$8.1	$(13.3)	$13.0	$17.6
Allowance for Doubtful Accounts	—	—	—	—	—	—
Year Ended December 31, 2007:
Deferred Tax Valuation Allowance	$11.9	$13.0	$1.4	$—	$—	$26.3
Allowance for Doubtful Accounts	—	—	—	—	—	—
Year Ended December 31, 2006:
Deferred Tax Valuation Allowance	$11.1	$—	$0.8	$—	$—	$11.9
Allowance for Doubtful Accounts	2.9	(2.9)	—	—	—	—